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SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 9 2002
WASH, D.C.
165

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 N. 124th Street, Suite 205
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 789-1489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jon Neal
(Name – *if individual, state last, first, middle name*)

3001 W. Layton Avenue (Address) Greenfield (City) WI (State) 53221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vish R. Naik
Signature

President
Title

Thomas F. Kalish
Notary Public my commission expires March 6, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEAL GROUP LLC

Accountants and Advisors for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
team@nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To the Board of Directors and Management

In planning and performing our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

We noted the following reportable condition that is not believed to be a material weakness.

Because of the small number of personnel employed, management must keep close control over the operations to insure the proper recording of transactions and reporting. This report is intended solely for the information and use of the Board of Directors, management, and others within the organization.

The Neal Group, LLC

The Neal Group, LLC

February 25, 2002

RECEIVED
APR 26 2002
VISUN SECURITIES CORPORATION

THE NEAL GROUP llc
Accountants and Advisors for Businesses and Individuals.
3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
team@nealgroup.net
Jon Neal, CPA, MST
Certified Public Accountant

April 26, 2002

Vish Naik
Visun Securities Corporation
2505 North 124th Street
Brookfield, WI 53005

RE: 2001 audit

Good morning Vish,

In response to the NASD letter, I have enclosed a corrected Computation of Net Capital statement. The correction arose from my inadvertently using the original balance sheet prepared by Visun in this schedule.

In fact, there is no difference in the unaudited net capital and audited net capital as shown. I apologize for the correction and the inconvenience caused.

Please call me if you have any questions.

Very truly yours,

Jon C. Neal

Jon Neal, CPA MST
The Neal Group, LLC

Visun Securities Corporation
Computation of Net Capital
As of December 31, 2001

Total stockholder's equity	$37,303
DEDUCT:	
Equity not allowable	0
Total stockholder's equity qualified for net capital	$37,303
ADD:	
Liabilities subordinated to claims of general creditors allowable ion computation of net capital	25,000
Total	62,303
Less nonallowable assets	(21,424)
Less haircuts on securities	(4,372)
Net capital	$36,507

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement for Determination of
Reserve Requirements
As of December 31, 2001

Minimum net capital required	1,401
Minimum dollar net capital requirement of reporting broker	25,000
Net capital requirement	25,000
Excess net capital	11,507

Computation of Aggergate Indebtedness

Total aggergate indebtedness	$21,010
Percent of aggregate indebtedness to net capital	58

The accompanying notes are an integral part of these financial statements.